Filed by Agnico-Eagle Mines Limited

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company:  Cumberland Resources Ltd.

Commission File Number:  333-141229

Date:  March 14, 2007

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Agnico-Eagle has filed with the United States Securities and Exchange Commission (the "SEC") a registration statement on Form F-10 containing an offer document regarding the offer by Agnico-Eagle and Agnico-Eagle Acquisition Corporation for Cumberland Resources Ltd.  This document does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase common shares of Cumberland Resources Ltd. or Agnico-Eagle.  The offer will be made to those persons solely under the offer document that is part of the registration statement.  Investors and shareholders are advised to read the offer document and other documents relating to the offer carefully because they include important information regarding the offer.  Investors and shareholders may obtain a free copy of the offer document and certain other documents relating to the offer from the SEC's website at www.sec.gov.  Free copies of these documents can also be obtained by directing a request to Agnico-Eagle.  YOU SHOULD READ THE OFFER DOCUMENT AND OTHER DOCUMENTS RELATING TO THE OFFER CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

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Agnico-Eagle Mines Limited

Investor Fact Sheet

Trading Symbols: NYSE & TSX: AEM

Warrants: TSX: AEM.WT.U NASDAQ: AEMLW

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Building Gold Production and Reserves

Corporate Strategy

•     Increase annual gold production

•     targeting 750,000 ounces by 2009

•     Grow the gold reserves in mining friendly regions

•     now 12.5 million ounces

•     targeting 14-15 million oz within 12 months

•     Create value through strategic acquisitions

•     announced bid for Cumberland in Feb. 2007

•     Generate strong earnings and cash flows from low costs operations

•     Maintain a conservative and strong balance sheet

•     $459 million in cash, no long-term debt at Dec. 31, 2006

2007 Production Forecast

Tonnes per day		approx. 7,300

Payable production:	Au (ounces)	240,000

	Ag (ounces in thousands)	4,700

	Cu (tonnes)	8,700

	Zn (tonnes)	76,000

Minesite costs / tonne (C$)		approx. $63

Total cash costs / oz (US$)*		$(80.00	)*

*	Assumptions for 2007 total cash cost:
$9.00/oz Ag; $2,300/t Zn; $4,500/t Cu; C$/US$ of 1.15

Total Agnico-Eagle Gold Reserves

Millions of ounces

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Key Trading Data (as of March 9, 2007)

US$, except volume amounts

Last price AEM	$36.78
Last price AEM-T	$43.23
50-day moving average	$38.95
52-week high	$45.67
52-week low	$23.20
3 month average trading volume (NYSE)	2,283,499
(9 Dec ‘06 - 9 Mar ‘07)

3 month average trading volume (TSX)	936,139
(9 Dec ‘06 - 9 Mar ‘07)

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We are an international growth company focused on gold, with operations in Canada and advanced-stage projects and opportunities in Canada, Mexico, Finland, and the USA.

Agnico-Eagle’s LaRonde Mine in Quebec is Canada’s largest gold deposit in terms of reserves. The mine generates strong earnings and cashflows and is an excellent foundation for our international expansion.

Web: www.agnico-eagle.com  Email: info@agnico-eagle.com  Tel: 416 947 1212  Toll-Free: 888 822 6714  Fax: 416 367 4681

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A Growing Global Gold Company

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Key Financial Statistics

as of March 9, 2007
Market capitalization (US$ millions)	$5,234
Number of shares outstanding	approx. 121 million
Latest annual dividend	0.12 per share

Cash and equivalents - Dec. 31, 2006 (US$ millions)	$459
No long-term debt

Full year 2006 (US$ millions)
Revenue	$464.4
Earnings	$161.3
Cash provided by operating activities	$226.3

Long-Term Growth Strategy

•     Add shareholder value through exploration

•     Execute accretive acquisitions

•     Develop and operate gold mines in areas of low political risk

•     Focus on regions with long-term mining camp potential

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Executive and Registered Office

145 King Street East, Suite 500,
Toronto, Ontario, Canada, M5C 2Y7

Email:	info@agnico-eagle.com
Web:	www.agnico-eagle.com
Tel:	416-947-1212
Toll-Free:	888-822-6714
Fax:	416-367-4681

Investor Contact	David L. Smith – V.P. Investor Relations
Trading Symbols:	NYSE & TSX : AEM
Warrants:	TSX: AEM.WT.U NASDAQ: AEMLW

Registrar and Stock Transfer Agent

Questions on stock transfer, change of address, lost certificates and dividends should be sent to:

Computershare Trust Company 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2N1

Tel:	1-800-564-6253 or 514-982-7555
Email:	service@computershare.com
Web:	www.computershare.com

This document contains certain “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading “Risk Factors” in the Company’s Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

Agnico-Eagle has filed with the United States Securities and Exchange Commission (the "SEC") a registration statement on Form F-10 containing an offer document regarding the offer by Agnico-Eagle and Agnico-Eagle Acquisition Corporation for Cumberland Resources Ltd.  This document does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase common shares of Cumberland Resources Ltd. or Agnico-Eagle.  The offer will be made to those persons solely under the offer document that is part of the registration statement.  Investors and shareholders are advised to read the offer document and other documents relating to the offer carefully because they include important information regarding the offer.  Investors and shareholders may obtain a free copy of the offer document and certain other documents relating to the offer from the SEC's website at www.sec.gov.  Free copies of these documents can also be obtained by directing a request to Agnico-Eagle.  YOU SHOULD READ THE OFFER DOCUMENT AND OTHER DOCUMENTS RELATING TO THE OFFER CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.